Exhibit 21.1

Subsidiaries of Commerce.com, Inc.

Entity Name	Jurisdiction of Incorporation
Commerce.com Pty Ltd. (f/k/a BigCommerce Pty Ltd.)	New South Wales (Australia)
Commerce.com US, Inc. (f/k/a BigCommerce, Inc.)	Texas
Commerce Software UK Ltd. (f/k/a BigCommerce UK Ltd.)	England and Wales
Commerce Software Ireland Ltd. (f/k/a BigCommerce Software Ireland Ltd.)	Republic of Ireland
BigCommerce Singapore Pte. Ltd.	Singapore
BigCommerce Ukraine, LLC	Judiciary of Ukraine
BigCommerce Netherlands B.V.	Netherlands
BigCommerce Italy S.R.L.	Italy
BigCommerce Poland Sp. z.o.o	Poland
BigCommerce France, SARL	France
BigCommerce Open SaaS Mexico, S. de R.L. de C.V.	Mexico
BigCommerce Spain, S.L.	Spain
Feedonomics Holdings, LLC	Delaware
Quote Ninja, Inc.	Texas
Bundle B2B Inc.	Nevada
Makeswift, Inc.	Delaware